

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 2, 2024

VIA E-MAIL

Bo Howell
FinTech Law, LLC
6224 Turpin Hills Drive
Cincinnati, OH 45244

  Re: New Age Alpha Variable Funds Trust (the "Trust")
     File Nos. 333-277580; 811-23944

Dear Mr. Howell,

  On March 1, 2024, you filed the above-referenced registration statement on Form N-1A on behalf of the Trust with respect to the New Age Alpha Large Core VA Fund (the "Fund"). We have reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

General Comments

1. We note that portions of the registration statement are incomplete. In addition, a full financial review (*e.g.*, seed financial statements, auditor's report, consent, etc.) must be performed prior to declaring the registration statement effective. We will have accounting comments and may have additional other comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please advise us if you intend to rely upon, have submitted or expect to submit any exemptive applications, orders or no-action requests in connection with your registration statement. If so, the staff may have additional comments. In this regard, please also clarify in the disclosure appearing on page 17 of the Prospectus (in the section entitled "Mixed and Shared Funding") whether the SEC exemption referred to is a mixed and shared funding order that was or will be applied for and obtained by the Trust, or whether this is in reference to compliance or reliance by insurers and their affiliates on applicable 1940 Act sections or other SEC exemptions or orders (*See* IM Guidance Update No. 2014-10 (Oct. 2014)).

3. Please provide the name of the Fund's independent registered public accounting firm in correspondence.

4. Please inform the staff if a party other than the Fund's sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

PROSPECTUS

Fees and Expenses, page 1

5. Please add a footnote to the fee table stating that expenses are based on estimates for the current fiscal year.

    The Fund's description of principal investment strategies discloses that among its principal investments will be investment companies, including mutual funds, closed end fund and ETFs that provide exposure to large capitalization companies. Please add a line item to the fee table to reflect acquired fund fees and expenses ("AFFE"), or in correspondence, confirm that the Fund does not anticipate AFFE in its first year of operations to be greater than 0.01%. If the Fund does not anticipate AFFE greater than 0.01%, consider whether inclusion of investments in other investment companies as among the component of the Fund's principal investment strategies is appropriate or accurate.

Principal Investment Strategies, pages 1-2

6. The staff notes that Item 9 of the Prospectus should provide more details than Item 4 and should not be a verbatim retelling of Item 4 (*See* IM Guidance Update No. 2014-08 (June 2014)). With that in mind, and with regard to the comments below relating to disclosure of the Fund's "Principal Investment Strategies" in Item 4 of the Prospectus, please consider adding the below requested additional details or explanations to the descriptions of the Fund's principal investment strategies to Item 9 of the Prospectus (*i.e.*, the "Additional Information Regarding the Fund's Investment Objectives, Principal Investment Strategies and Related Risks" section):

    a. Please clarify the Fund's intended focus on investments in "core" large capitalization securities by explaining in the disclosure what the Adviser considers to constitute the characteristics of "value" investing and "growth" investing, and how those two investment styles differ.

    b. The disclosure suggests that the Fund will consider a security to be a large capitalization security if issued by a company with a market capitalization within the range of the companies within the S&P 500 Index. With regard to defining the Fund's targeted market capitalization based on this Index:

  i. Please clarify what derivatives purchased by the Fund are intended to provide exposure to (as it appears that a word or phrase is missing immediately prior to the parenthetical in the 3rd bullet point of the first paragraph);

  ii. Also clarify in the disclosure whether the Fund's investments in derivatives based on indices other than the S&P 500 Index (see 4th bullet point of the first paragraph) will provide exposure to different large capitalization ranges than that represented by the S&P 500 Index;

  iii. Identify or provide examples of the large-capitalization growth and large-capitalization value indices that the Adviser may deem appropriate for the Fund to gain exposure to via derivative instruments; and

  iv. Please explain supplementally why the Fund considers a company with market capitalization at the bottom end of the Index's range to be a large capitalization company, and in your response, address whether such categorization is consistent with common industry usage, classification used by mutual fund rating organizations and definitions in recognized industry publications. See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

c. The disclosure refers to three "sleeves" of the portfolio - "actively managed equity", "passively managed equity" and "actively managed fixed income". Please further clarify in the disclosure which components of the earlier-described primary investments of the Fund are deemed to be within each sleeve, the anticipated contributions of each sleeve to overall Fund performance, and the expected or estimated amounts of portfolio assets allocated to each sleeve.

d. Please provide further explanation and examples of the Adviser's qualitative and quantitative securities selection processes, its credit research and other techniques it considers proprietary (in addition to ERF) which it expects in combination to contribute to the Fund's goal of exceeding the total return of the Index, and also provide a general description of the Adviser's initial investment process and ongoing diligence and monitoring of the Fund's investment portfolio.

e. With respect to the description of the Adviser's proprietary ERF methodology, please explain the meaning and relevance of "actuarial risk principals" to the methodology and describe in more detail what constitutes an "actuarial based approach" to the methodology.

f. Define the term "alpha" and explain how securities in the intended portfolio will be expected to yield alpha in a manner uncorrelated to the Index.

Principal Risks, pages 2-5

7. Please consider whether the following risk factors may be applicable to the Fund and should be added to the disclosures of principal risks: (i) new fund risk; (ii) foreign currency risk; (iii) geopolitical risks; and/or (iii) value style and growth style investment risks.

Other Investment Strategies and Related Risks – Portfolio Holdings and Disclosure Policy, page 12

8. Also state, if applicable, that a description of the Fund's policies and procedures concerning disclosure of portfolio securities will also be available on the Fund's website.

Fund Management, page 12

9. Please include a brief description of the Adviser's experience as an investment adviser as required by Item 10(a)(1) of Form N-1A.

How the Fund Values Its Shares, pages 13-14

10. Please clarify in the final paragraph of this section that an order to purchase or redeem shares will be priced at the NAV "next" calculated after the Fund's receipt of an order in proper form.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 11-12

11. Please revise the Fund's fundamental policy with regard to concentration to also describe how the Fund will address investments in derivatives when determining compliance with its concentration policy.

Management of the Trust, pages 15-16

12. The disclosure in the sub-section entitled "Leadership Structure and Qualifications of Trustees" initially states (consistent with the chart above it) that there will be four Trustees, including three Independent Trustees. However, the final paragraph of this sub-section states that all Trustees will be Independent Trustees. Please clarify or revise, as necessary.

Portfolio Holdings Disclosure Policy, page 26

13. With respect to the table summarizing the service providers that may receive non-public portfolio information, please clarify in the disclosure what is meant by the items denoted as

"Contractual" and/or "Ethical" in regard to restrictions on use, and explain the differences and why certain service providers may be subject to one or both such restrictions.

Part C

14. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

15. The Fee Table, pages 14-15 of the Prospectus and pages 21-22 of the SAI reflect that the Fund will adopt a Distribution Plan under 1940 Act Rule 12b-1, but Item 28(m) ("Exhibits") reflects that no such plan will be filed as an Exhibit. Please revise the disclosure and/or Part C to be consistent in this regard.

16. Regarding Item 35 – Undertakings, please revise or explain in correspondence why the undertaking is not necessary for this initial registration statement.

*****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions prior to filing a pre-effective amendment, please contact me at (213) 400-5829 or mathewsda@sec.gov, or Tony Burak, Staff Accountant, at (202) 551-6750.

Sincerely,

/s/ David P. Mathews

David P. Mathews
Attorney-Adviser

cc: Christian Sandoe, Assistant Director
        Jay Williamson, Branch Chief
        Tony Burak, Staff Accountant